

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2015

Via E-mail
Mr. David J. Oakes
President and Chief Executive Officer
DDR Corp.
3300 Enterprise Parkway
Beachwood, Ohio 44122

> **Re:** **DDR Corp.**
> **Tender Offer Statement on Schedule TO-I**
> **Filed October 6, 2015**
> **File No. 005-43125**

Dear Mr. Oakes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that the Notes are held of record by less than 300 persons, or provide an analysis with respect to the applicability of Rule 13e-3.

2. Disclosure states that the Notes may be redeemed as early as November 20, 2015, which is less than ten business days after expiration of the Offer. Please provide your analysis as to how this purchase would be consistent with Rule 13e-4(f)(6). While Rule 13e-4(h)(1) provides that the redemption need not be considered a tender offer subject to Rule 13e-4, the redemption nevertheless remains a purchase otherwise than pursuant to the Offer under Rule 13e-4(f)(6).

3.   Disclosure states that the conversion period will expire on November 18, 2015, and payment of the Conversion Price may be made as early as November 19, 2015. Please provide your analysis as to how this purchase would be consistent with Rule 13e-4(f)(6).

4.   Given that the Conversion Price will include the payment of cash, and conversion is at the option of the holder, please demonstrate how the Company Notice provides all required disclosure regarding the conversion under Rule 13e-4, including that required by Item 1004(a)(1)(vi), (vii), and (x) and Item 1010 of Regulation M-A. Alternatively, please provide an analysis demonstrating that the conversion is not subject to Rule 13e-4, distinguishing the conversion for cash from the put for cash. We do not view the designation of one event as a "conversion" and the other as a "put" as being of significance in this analysis.

5.   Please provide an analysis as to how the conversion pricing complies with Rule 14e-1(b), given that value will be established the day before expiration of the conversion period.

6.   We note that common shares will be issued to holders in connection with conversions. Please provide an analysis as to the exemption upon which you rely for purposes of the Securities Act of 1933.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.


Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions


cc: <u>Via E-mail</u>
       Kimberly J. Pustulka, Esq.
       Jones Day